(Check One): ☐ Form 10-K and Form 10-KSB ☒ Form 10-Q and Form 10-QSB ☐ Form 11-K ☐ Form 20-F ☐ Form N-SAR ☐ Form N-CSR ☐ Form 10-D	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 0-23712

For Period Ended: April 30, 2005

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant:	Crown Financial Holdings, Inc.

Former Name if Applicable:	N/A

Address of Principal Executive Office (Street Number):	Newport Tower, 525 Washington Blvd.

City, State and Zip Code:	Jersey City, New Jersey 07310

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-Q, 11-K, 20-F, 10-D, N-SAR or N-CSR or transition report or portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2005 (the “Quarterly Report”) cannot be filed within the prescribed time period due to the residual delays associated with the late filing of its Annual Report on Form 10-K for the fiscal year ended January 31, 2005. As previously disclosed, the Annual Report is being filed late because the final stage of the annual audit of its financial statements did not begin as scheduled in early March 2005 as a result of the Registrant’s financial difficulties and the change in the Registrant’s independent registered public accountants. The Registrant’s new independent registered public accountants are in the process of auditing and reporting on the Registrant’s consolidated financial statements for the fiscal year ended January 31, 2005 to be filed with the Annual Report. As a result, the Registrant is unable to complete the audit and to file the Annual and Quarterly Reports within the prescribed filing period without unreasonable effort or expense. The Registrant and its independent registered public accountants are working to complete the Annual and Quarterly Reports as expeditiously as possible.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jeffrey M. Hoobler (Name)	(201) (Area Code)	459-9500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s): ☐ Yes ☒ No

Annual Report on Form 10-K for the period ended January 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CROWN FINANCIAL HOLDINGS, INC.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	June 15, 2005	By:	/S/ JEFFREY M. HOOBLER
		Name:	Jeffrey M. Hoobler
		Title:	Interim CEO and President

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